Proskauer Rose (UK) LLP 110 Bishopsgate London EC2N 4AY

Peter Castellon
Partner
d +44.20.7280.2091
m +44.20.7280.2001
pcastellon@proskauer.com
www.proskauer.com

July 6, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                                         Ms. Suzanne Hayes

Re:                             TiGenix
Amendment No. 2 to Registration Statement on Form F-1

Filed May 13, 2016

File No. 333-208693

Dear Madam,

On behalf of TiGenix (the “Company”), we submit this letter and attachments in response to comments from the staff of the Securities and Exchange Commission received by letter dated June 7, 2016, relating to the above-referenced amendment to the registration statement of the Company on Form F-1 on May 13, 2016.

The Company is publicly filing via EDGAR a further revised registration statement on Form F-1, which includes changes to reflect responses to the staff’s comments as well as to update the Company’s disclosure.

In this letter, we have recited the comments from the staff in italicized type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the Company’s responses to the staff’s comments correspond to the pagination of the revised registration statement.

The responses provided herein are based upon information provided to Proskauer Rose (UK) LLP by the Company. In addition to submitting this letter via Edgar, we are sending via Federal Express two copies of each of this letter and the revised registration statement (marked to show changes from the above-referenced amendment to the registration statement).

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Phase III Clinical Results

1.                                      We refer to your disclosure regarding the secondary endpoints of your clinical trial on the bottom of page 101 and your chart on page 102. You state that the secondary endpoint results were consistent with the benefit observed at the primary endpoint. We note the secondary endpoint chart discloses higher p-values in the ITT and safety population. In this regard, we also note two p-values are in excess of .05, the greatest value ascribed to statistical significance. Please expand your disclosure to discuss the impact of the higher p-values. For example, please discuss whether Cx601 reached its secondary endpoint, were the results statistically significant and how these results were consistent with the primary endpoint.

Response to Comment 1:

We have amended the disclosure on pages 104 and 105 to note that results with respect to the secondary endpoints showed borderline statistical significance and to explain how this is consistent with the results with respect to the more stringent primary endpoint of combined remission.

2.                                      We refer to your revised disclosure on page 102 regarding the favorable safety and tolerability profile of Cx601 in contrast to the systemic immunosuppression of anti-TNF therapy and thiopurines. Please describe briefly the favorable profile of Cx601 compared to the current treatments used in treating fistulizing Crohn’s disease. We also note the removal of the disclosure of adverse events and the identification of serious adverse events in your table on page 103. Please revise your prospectus to include a discussion of the serious adverse events, if any, relating to Cx601.

Response to Comment 2:

We have amended our disclosure on page 105 to add more information on the more favorable safety and tolerability profile of Cx601 compared to anti-TNFs. We have also added in the disclosure on adverse events on page 107 with respect to patients who withdrew from the study prior to fifty-two weeks.

* * * *

Please do not hesitate to contact me at +44 (20) 7280-2091 with any questions or comments regarding this response letter or the revised registration statement.  Thank you for your assistance.

Sincerely,

/s/ Peter Castellon
Peter Castellon

cc:                                Eduardo Bravo, TiGenix